

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 8, 2017

<u>Via E-mail</u>
Glenn A. Eisenberg
Chief Financial Officer
Laboratory Corporation of America Holdings
358 South Main Street
Burlington, North Carolina 27215

>  **Re:    Laboratory Corporation of America Holdings**
>  **Form 10-K for Fiscal Year Ended December 31, 2016**
>  **Filed February 27, 2017**
>  **File No. 001-11353**

Dear Mr. Eisenberg:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>  Sincerely,
>
>  /s/ Rufus Decker
>
>  Rufus Decker
>  Accounting Branch Chief
>  Office of Beverages, Apparel and
>  Mining